Exhibit 99.1

For Immediate Release

YY Group Acknowledges Nasdaq Notification on Bid Price Requirement

SINGAPORE, October 23, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), today announced that it has received a notification letter (the “Notification Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Capital Market (“Nasdaq”) dated October 21, 2025, notifying the Company the closing bid price for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rule 5550(a)(2) to maintain a minimum bid price of $1.00 per share.

This announcement is being made in accordance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure upon receipt of a deficiency notification. The receipt of the Notification Letter has no immediate impact on the Company’s business operations or the listing of its Class A Shares, which will continue to trade uninterrupted on Nasdaq under the ticker symbol “YYGH.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until April 20, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class A Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. If the Company does not regain compliance by April 20, 2026, the Company may be eligible for additional time, assuming the absence of other deficiencies.

The Company will continue to monitor its closing bid price and assess all available options to restore compliance through appropriate corporate measures. YY Group remains committed to advancing its strategic initiatives, strengthening financial performance, and creating sustainable long-term value for shareholders.

Safe Harbor Statement

This press release contains forward-looking statements that are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts, and projections about the operating environment, the Company’s beliefs, and assumptions made by management. Forward-looking statements include, but are not limited to, statements regarding the Company’s ability to regain compliance with Nasdaq’s continued listing requirements, its business outlook, growth strategy, financial performance, and other statements that are not historical facts. In some cases, forward-looking statements can be identified by terminology such as “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “potential,” “continues,” or similar expressions. These statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those described in the forward-looking statements, including but not limited to: the Company’s ability to implement actions necessary to restore compliance with Nasdaq’s listing standards; market volatility affecting the Company’s share price; global and regional economic conditions; competitive pressures; regulatory developments; and the Company’s ability to execute its business strategy and achieve sustainable growth. All information contained in this press release is as of the date hereof, and YY Group Holding Limited undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Southeast Asia, Europe, and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com